Filed by Bite Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bite Acquisition Corp.

Commission File No.: 001-40055

Date: May 1, 2023

Bite Acquisition plans to merge with Above Food

BNN: The Close

1 May 2023

Transcript

Jacqueline Hansen: Bite, a US blank check company, essentially a shell or an empty company waiting to acquire others has found one. It’s merging with Canadian-based plant-based food company Above Food. From Above Food’s perspective it’s a fast track to going public. For more, we are joined by Lionel Kambeitz, he is the CEO of Above Food. Thanks so much for making time today.

Lionel Kambeitz: Thank you very much for having us. A very exciting day for Above.

Jacqueline Hansen: It sounds like it. So, tell us a bit about how this deal came about and why you think it’s important for Above Food to be accessible to investors on a publicly traded market.

Lionel Kambeitz: Certainly. I’d like to tell you a little bit about our company as well. But the Bite group and Above began their relationship in looking for strategic opportunities together and we found that there is an incredible amount of depth in terms of understanding capital markets, in terms of understanding the strategic players in our industry. As our relationship progressed, it became very evident to us that the best shareholder value that we could produce would really come from joining with the Bite group where they would bring their skills, the skills of their Board, some of their Board members have over 20 years of running some of the largest food service and CPG and private label businesses in the United States. That kind of experience and that experience in the capital markets is what we were looking for to build shareholder value.

Jacqueline Hansen: So, Lionel, tell us what you’re bringing to the table with Above Food because you’ve got some consumer package goods here that are plant-based products that people would see in the grocery store. Tell us a little bit about the variety of a product that you offer.

Lionel Kambeitz: What we are is we have three divisions in our company, and what we really are is truly field-to-fork. We originate crops in western Canada and the northern plains of the United States that are grown sustainability, regeneratively, we move those crops into our own grain terminals that we have here in Canada, three terminals that we own and operate. We like to say that we have some of the very best farmers that are supplying us off combine with their crops that are grown to our specifications, that are grown under sustainable conditions, that are grown under chain of custody. We then move those into an ingredient division, and that ingredient division really takes these core commodities and produces higher value ingredients. Whether we are fractionating or we’re producing a rolled product or a [grotted] product, various parts of ingredients are produced, and we produce a high-quality ingredient. We then move across to our CPG, consumer packed goods, and/or private label side of the business, and that side of the business is where we create the final value or brands that you would identify and know, and these brands are then distributed across 35,000 stores globally to enable our customers to really enjoy the full benefit of the quality value chain that we offer.

Jacqueline Hansen: Do you also sell or supply the ingredients at that stage as well to other food manufacturers?

Lionel Kambeitz: We do as well. Every division stands on its own and has of course its own internal captive customer, which is ourselves, but also we sell that to the outside groups as well. In particular, our disruptive ag division has a global network of some of the world’s largest food customers that buy from us because they like the way we source and originate food. Food security is a big issue globally, it’s driving our business. Food quality is something that we are expecting, our customers and consumers are demanding higher quality from the plant-based foods they are eating, a higher quality product, and that is another really significant driver. Food safety, when we think about food safety, we take it for granted in North America, in other parts of the world they don’t, it’s an issue. Food safety is a driver. And finally, sustainability. Crops and foods that are grown and processed in a sustainable and regenerative way. These are the tailwinds that are pushing us.

Jacqueline Hansen: On the plant-based business side of things, when you think about investment or investor appetite in in that sector, you think about Beyond Meat right away, a plant-based meat, and that has fallen out of favor. The stock is down significantly I think 44% over its lifetime, so why do you think investors will want or see value in your plant-based business?

Lionel Kambeitz: Well first of all, the sector has been very strong for many hundreds of years, this is not a new sector, plant-based foods have certainly been very strong and prolific in our diets for many years. The majority of people in North America and Europe want to eat more plant-based foods. That’s a fact. The fact is we need higher quality plant-based foods, we need plant-based foods that are sustainable, that produce only 10% of the greenhouse gases that the traditional food system is producing. We need plant-based foods that have a track record of understanding exactly where they’re grown and how they have been processed through the system, and finally more functionality, higher protein, higher-quality and continued competitive pricing. The business has a 200-billion-dollar total addressable market globally, there is a massive prize to be won and those that are going to focus on quality, safety, surety of supply, and sustainability, they are going to win more than their share of that 200-billion-dollar market.

Jacqueline Hansen: You are going to have some extra competition out there soon, Lionel. Kellogg, I recall, it’s splitting its business into three parts and one of it being plant-based. How do you think you’ll compete with or stack up against Kellogg’s plant-based business and potentially would you see teaming up or something in the future do you have plans for anything like that?

Lionel Kambeitz: First of all, when a great company like Kellogg’s is dedicating plant-based to one of its standalone divisions it speaks to the fact that this 200-billion-dollar global market is absolutely worth getting market share in. We do a tremendous amount of private label manufacturing. We private label for some of the largest supermarkets and food providers in North America and in some cases globally. We intend to continue to be great private label manufacturers as well. When you control the inputs all the way back to the crops that are grown, the seed in the ground, and you control the ingredients then you can control private label and the margins that come through having all three divisions, one supply chain, is very seductive. We start looking at 6% margins in disruptive ag, 13% in ingredient, these margins add up and they become accretive to our margin.

Jacqueline Hansen: Lionel, it’s great to hear about your business and congrats on the deal.  We appreciate your time.

Lionel Kambeitz: Thank you very much. What a pleasure.